UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. 5)*

Twilio Inc.
(Name of Issuer)
Class A common stock
(Title of Class of Securities)
90138F 102
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 90138F 102

1	Name of Reporting Persons I.R.S Identification Nos. of Above Persons John Wolthuis

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,478,474 (1)(2)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 1,478,474 (1)(2)

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,478,474 (1)(2)

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row 9 0.9% (2)(3)(4)

12	Type of Reporting Person IN

(1)	Consists of 1,478,474 shares of Class B common stock held of record by Mr. Wolthuis.

(2)
Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers as described in the Issuer’s Amended and Restated Certificate of Incorporation.

(3)	The percent of class was calculated based on 170,625,994 shares of Class A common stock and 9,842,105 shares of Class B common stock outstanding as of December 31, 2021.

(4)
Based on the aggregate number of shares of Class B common stock beneficially owned by the reporting person, which pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,478,474 shares of Class B common stock held by the reporting person represent 5.5% of the aggregate combined voting power of the Class A common stock and Class B common stock.

Item 1
	(a)	Name of Issuer: Twilio Inc.
	(b)	Address of Issuer’s Principal Executive Offices: 101 Spear Street, First Floor, San Francisco, California 94105

Item 2
	(a)	Name of Person Filing: John Wolthuis
	(b)	Address of Principal Business Office or, if none, Residence: c/o Twilio Inc. 101 Spear Street, First Floor, San Francisco, California 94105
	(c)	Citizenship: United States of America
	(d)	Title of Class of Securities: Class A common stock
	(e)	CUSIP Number: 90138F 102

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________.

Item 4	Ownership.
(a)
and (b)
Amount Beneficially Owned and Percent of Class:

1,478,474 shares of Class B common stock held of record by Mr. Wolthuis, which when such shares are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended, represent approximately 0.9% of the outstanding shares of Class A common stock. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 1,478,474 shares of Class B common stock held by the reporting person represent 5.5% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 170,625,994 shares of Class A common stock and 9,842,105 shares of Class B common stock outstanding as of December 31, 2021.

(c) Number of shares as to which the person has:
(i) Sole power to vote or direct the vote: 1,478,474
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 1,478,474
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8	Identification and Classification of Members of the Group.
Not applicable.

Item 9	Notice of Dissolution of Group.
Not applicable.

Item 10	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2022

By:	/s/ Mariam Sattar
Mariam Sattar, as attorney in fact for John Wolthuis

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